RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

[redacted]

08006017

RECEIVED

2008 NOV 25 A 11:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

November 20, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted letters dated November 20, 2008, furnishing the Limited Review Report on the financial results of the company for the quarter ended September 30, 2008 to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
DEC 01 2008
THOMSON REUTERS

dlw 11/26

LIMITED REVIEW REPORT
TO THE BOARD OF DIRECTORS OF RELIANCE INFRASTRUCTURE LIMITED

1. We have reviewed the accompanying statement of 'Un-audited financial results for the quarter and half year ended September 30, 2008' (the 'Statement') in which are incorporated the results for the quarter and half year ended September 30, 2008 ('interim financial information') of Reliance Infrastructure Limited (the 'Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review is limited primarily to inquiries of the Company's personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with the Accounting Standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956 and other recognized accounting practices and policies, to the extent applicable, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Price Waterhouse**
Chartered Accountants

Partha Ghosh
Partner
Membership No. F55913

Date: October 22, 2008
Place: Mumbai

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For **Chaturvedi & Shah**
Chartered Accountants

C. D. Lala
Partner
Membership No. F35671

Date: October 22, 2008
Place: Mumbai

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

Unaudited financial results for the quarter and half year ended September 30, 2008

(Rs.Crore)

Sr. No.	Particulars	3 Months ended		6 months ended		Year ended
		30-09-2008	30-09-2007	30-09-2008	30-09-2007	31-03-2008 (Audited)
1	(a) Net Sales of Electrical Energy (See Note No 5)	**2,000.87**	1,259.45	**3,764.60**	2,544.85	**4,919.87**
	(b) Income from EPC and Contracts	**433.94**	282.28	**868.32**	620.89	**1,393.30**
	(c) Other Operating Income	**38.42**	21.35	**130.60**	35.72	**135.25**
	Total Operating Income	**2,473.23**	1,563.08	**4,763.52**	3,201.46	**6,448.42**
2	Expenditure					
	(a) Cost of Electrical Energy purchased	**1,217.70**	649.22	**2,299.97**	1,320.32	**2,487.69**
	(b) Cost of Fuel	**307.43**	199.09	**604.22**	471.33	**1,015.52**
	(c) Tax on Sale of Electricity	**41.60**	33.70	**78.65**	69.00	**131.58**
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	**331.39**	222.16	**688.50**	513.83	**1,193.83**
	(e) Employees Cost	**137.21**	104.38	**261.72**	204.01	**397.24**
	(f) Depreciation (See Note No 3)	**62.00**	55.58	**123.22**	113.71	**222.94**
	(g) Other Expenditure	**160.71**	122.03	**267.45**	232.03	**539.79**
	Total Expenditure	**2,258.04**	1,386.16	**4,323.73**	2,924.23	**5,988.59**
3	**Profit from operations before Other Income (Net) and Interest**	**215.19**	176.92	**439.79**	277.23	**459.83**
4	Other Income (net) (See Note No 6)	**201.63**	206.99	**311.91**	446.07	**1,000.63**
5	**Profit before Interest**	**416.82**	383.91	**751.70**	723.30	**1,460.46**
6	Interest and Finance Charges	**65.28**	85.43	**142.70**	154.72	**308.76**
7	**Profit from Ordinary Activities before tax**	**351.54**	298.48	**609.00**	568.58	**1,151.70**
8	Provision for Taxation :					
	- Current Tax	**43.07**	33.70	**73.07**	64.00	**137.15**
	- Deferred Tax	**18.00**	17.00	**20.50**	33.88	**17.22**
	- Fringe Benefit Tax	**1.50**	1.50	**3.00**	2.85	**6.00**
	- Tax adjustment for earlier years	**-**	(3.80)	**(29.08)**	(3.80)	**(93.30)**
9	**Net Profit**	**288.97**	250.08	**541.51**	471.65	**1,084.63**
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	**230.91**	228.57	**230.91**	228.57	**235.62**
11	Reserves including Statutory Reserves excluding Revaluation Reserves					**10,024.16**
12	Earnings Per Share (* not annualised)					
	(a) Basic (Rs.)	**12.49 ***	10.94 *	**23.32 ***	20.64 *	**46.85**
	(b) Diluted (Rs.)	**12.26 ***	10.67 *	**22.89 ***	20.06 *	**45.68**
13	Aggregate of Public Shareholding					
	- Number of Shares	**145,841,616**	146,501,662	**145,841,616**	146,501,662	**151,501,619**
	- Percentage of Shareholding	**63.17**	64.11	**63.17**	64.11	**64.05**

Reliance Infrastructure Limited Reliance Energy Centre Santacruz (East)

Chaturvedi & Shah Mumbai Chartered Accountants

For Identification
Price Waterhouse

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rinfra.com

Segment-wise Revenue, Results and Capital Employed

(Rs.Crore)

Sr. No.	Particulars	3 Months ended		6 months ended		Year ended
		30-09-2008	30-09-2007	30-09-2008	30-09-2007	31-03-2008 (Audited)
1	**Segment Revenue**					
	- Electrical Energy	2,029.44	1,275.99	3,875.81	2,574.58	5,004.04
	- EPC and Contracts	443.79	287.09	887.71	626.86	1,444.36
	- Others	-	-	-	0.02	0.02
	Total	2,473.23	1,563.08	4,763.52	3,201.46	6,448.42
	Less : Inter Segment Revenue	-	-	-	-	-
	Net Sales / Income from Operations	2,473.23	1,563.08	4,763.52	3,201.46	6,448.42
2	**Segment Results**					
	Profit before Tax and Interest from each segment :					
	- Electrical Energy	180.54	151.72	367.93	240.61	456.24
	- EPC and Contracts	35.27	33.48	82.67	50.72	132.03
	- Others	(0.01)	(0.02)	(0.03)	(0.08)	(0.98)
	Total	215.80	185.18	450.57	291.25	587.29
	- Interest and Finance Charges	(65.28)	(85.43)	(142.70)	(154.72)	(308.76)
	- Interest Income	86.61	124.86	205.68	267.43	515.81
	- Other un-allocable Income net of expenditure	114.41	73.87	95.45	164.62	357.36
	Profit before Tax	351.54	298.48	609.00	568.58	1,151.70
3	**Capital Employed**					
	- Electrical Energy	4,391.69	3,179.93	4,391.69	3,179.93	3,570.46
	- EPC and Contracts	(803.17)	502.11	(803.17)	502.11	597.27
	- Others	0.83	1.73	0.83	1.73	0.84
	- Unallocated Corporate Assets (net)	8,184.78	6,112.59	8,184.78	6,112.59	7,518.39
	Total	11,774.13	9,796.36	11,774.13	9,796.36	11,686.96

Reliance Infrastructure Limited – Reliance Energy Centre – Santacruz (East)

Chaturvedi & Shah – Chartered Accountants – Mumbai

For Identification
Price Waterhouse

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs 15.60 crore in standby charges liability from Rs 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs 227 crore and also deposited Rs 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   (a) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   (b) minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   In an appeal filed by the Company, ATE held that the amount in the matter (a) above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. The matter (b) is remanded to MERC for redetermination. The Company has filed an appeal against the said order before the Supreme Court, which while admitting the appeal, has restrained TPC from taking any coercive action in respect of the matter stated at Sr. No. (a) above and TPC has also filed an appeal against the said order.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. Pursuant to the sanction of the Hon'ble High Court of Bombay of the scheme of amalgamation between Reliance Projects Finance Private Limited (RPFPL), a wholly owned subsidiary and the Company, RPFPL has been amalgamated with the Company with appointed date as April 1, 2007. The Profit after Tax of RPFPL of Rs 66.19 crore for the year ended March 31, 2008 has been added to the balance of the Profit and Loss account as on April 1, 2008 of the Company. On account of the above amalgamation, Profit before tax for the quarter and half year ended September 30, 2008 is higher by Rs 2.90 crore and Rs. 42.67 crore respectively.

5. Based on the tariff order received from the regulator, the Company has accounted regulatory assets representing the revenue gap to be recovered through future tariff determination. Due to the said change in the accounting policy, the sales revenue and Profit after Tax have increased by Rs. 89 crore and Rs.78.91 crore respectively for the quarter ended September 30, 2008 and by Rs. 178 crore and Rs. 157.82 crore respectively for the half year ended September 30, 2008. Fuel adjustment charges recoverable are continued to be accounted as revenue in the period in which corresponding costs are incurred.

6. Pursuant to the clarification issued by the Institute of Chartered Accountants of India on March 29, 2008 on accounting of derivatives, the Company has for the quarter and half year ended September 30, 2008 provided for loss of Rs. 2.16 crore and Rs. 78.76 crore respectively on account of revaluation of foreign exchange derivative instruments at fair values at reporting period end. The figures of other income are net of above adjustments.

7. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

8. There were no exceptional/extraordinary items during the quarter/half year ended September 30, 2008.

9. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2008: opening: Nil: additions: 198 disposals: 198 closing: Nil

10. The above results for the quarter and half year ended September 30, 2008, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

11. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on October 22, 2008.

12. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 22, 2008

Anil D. Ambani
Chairman

For Identification
Price Waterhouse

END